Mail Stop 6010							November 18, 2005

Kenneth Cohen
President and Chief Executive Officer
Somaxon Pharmaceuticals, Inc.
12750 High Bluff Drive
Suite 310
San Diego, California 92130

Re:	Somaxon Pharmaceuticals, Inc.
	Registration Statement on Form S-1/A
      Filed November 9, 2005
	File Number 333-128871

 Dear Mr. Cohen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, p. 1
1. We note our prior Comment 12 and your response. Eliminate the word commercialization from the first sentence. Your focus today appears to be on development and in-licensing. You have not and may never commercialize any product candidates.
Risk Factors
"The patent rights that we have in-licensed," p. 17
2. We note your response to prior comment 39, which explains that you have an exclusive license until the last patent to expire in 2020. However, it appears that competitors may begin to utilize the intellectual property associated with the patents that expire earlier before 2020. You should either disclose this fact explicitly in the risk factor or provide us with an analysis explaining why this is not the case.

Adult Phase II Clinical Trial, p. 44
3. We note our prior Comment 49 and your response. It appears that you can provide more quantified information concerning improvement relative to placebo along the lines of the information we requested in our comment. If comparison relative to placebo as opposed to baseline is more appropriate, provide that information.

Government Regulation, p. 55
4. We note our prior Comment 53 and reissue it. Expand your disclosure to explain how the referenced regulations apply to you and each of your product candidates.

Management`s Discussion and Analysis of Financial Conditions and
Results of Operations
Liquidity and Capital Resources, page 34

5. We have read your response to comment 42. Please disclose here and in the footnotes to the financial statements the aggregate milestone payments to be paid for all your research and development arrangements. We also note on page F-14 under Note 3, License Agreements, you disclose that you are obligated to pay $10,960,000 in milestone and license payments. The $10,960,000 appears to be the same amount included in the contractual obligation table, but you disclose the fact that milestone payments are not included in the table. Please revise your disclosure to correct this inconsistency.

Financial Statements
Noted to Financial Statements
Stock Options, page F-19

6. We have read your response to comment 68. It is unclear from your response what specific factors existed at the time of the option issuances that caused the increase in fair value. It is also unclear how you quantified the qualitative factors mentioned in your response to determine the fair value of the options. Please tell us and revise your disclosure accordingly. Specify the assumed IPO prices and when those values were first determined or estimated. Explain the change in fair value of the common stock from the issuance of the
Series C Preferred to the date of filing the S-1. Explain the factors which caused the company to decide to file the S-1 at the time it was filed.


      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Joe Roessler at (202) 551-3628 or Lisa Van Joske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Zafar Hasan at (202) 551-3653 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director

   cc:	Cheston Larson
   	Latham & Watkins
   	12636 High Bluff Drive
   	Suite 400
   	San Diego, California 92130-2071
   	Fax (858) 523-5450

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